[redacted]

09041194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 28 2009
Washington, DC
110

SEC FILE NUMBER
8- 43093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Embassy West Drive, Suite 100
(No. and Street)

Dubuque	IA	52002-2259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Weitzel (563) 583-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue, Suite 100	Dubuque	IA	52002-2639
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/5/10

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services as of October 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA S. FARRELL
Commission Number 742564
My Comm. Exp. 8/30/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt under 15c3-3(k)(1)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements

October 31, 2009

Table of Contents

Page(s)

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2009, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
December 17, 2009

Weitzel Financial Services, Inc.
Statement of Financial Condition
October 31, 2009

ASSETS		
Current Assets		
Cash	$	58,661
Commissions Receivable		3,845
Total Current Assets		62,506
Deferred Income Taxes		5,924
Noncurrent Assets		
Equipment		124,756
Intangibles		17,000
Less: Accumulated Depreciation and Amortization		(107,525)
Net Noncurrent Assets		34,231
Total Assets	$	102,661
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Commissions Payable	$	1,072
Accrued Payroll		8,496
Total Current Liabilities		9,568
Total Liabilities		9,568
Stockholders' Equity		
Common Stock, $10 Par Value		
Authorized 1,000,000 Shares		
Issued 2,000 Shares		20,000
Additional Paid-In Capital		46,192
Retained Earnings		26,901
Total Stockholders' Equity		93,093
Total Liabilities and Stockholders' Equity	$	102,661

Weitzel Financial Services, Inc.
Statement of Income
Year Ended October 31, 2009

Revenue		
Commissions	$	393,872
Auto Inclusion		8,552
Interest Income		918
Total Revenue		403,342
Operating Expenses		
Wages		217,687
Commissions		104,074
Payroll Taxes		14,397
Seminars and Educational		115
Office Supplies		4,925
Lease Expense		700
Telephone		3,925
Utilities		1,805
Repairs and Maintenance		3,009
Postage		1,923
Insurance and Bonding		12,750
Licenses and Fees		4,148
Advertising		2,273
Professional Fees		13,686
Meals and Entertainment		81
Vehicle Expense		6,442
Rent		19,488
Property Tax		3,480
Depreciation and Amortization		17,081
Total Operating Expenses		431,989
(Loss) before Income Taxes		(28,647)
Income Tax Benefit		7,156
Net (Loss)	$	(21,491)

Weitzel Financial Services, Inc.
Statement of Stockholders' Equity
Year Ended October 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - October 31, 2008	$ 20,000	$ 46,192	$ 48,392	$ 114,584
Net (Loss)	-	-	(21,491)	(21,491)
Balance - October 31, 2009	$ 20,000	$ 46,192	$ 26,901	$ 93,093

See Independent Auditor's Report and Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Cash Flows
Year Ended October 31, 2009

Operating Activities:		
Net (Loss)	$	(21,491)
Changes to Net Income Not Affecting Cash:		
Depreciation and Amortization		17,081
Deferred Income Taxes		(6,515)
Changes in Assets and Liabilities:		
Commissions Receivable		(3,425)
Commissions Payable		961
Prepaid Taxes		3,230
Net Cash Used for Operating Activities		(10,159)
Investing Activity:		
Equipment Purchases		(3,137)
Net Decrease in Cash		(13,296)
Cash at Beginning of Year		71,957
Cash at End of Year	$	58,661
Supplemental Disclosure of Cash Flow Information:		
Cash Paid (Received) during the Year for:		
Income Taxes	$	(2,271)

Weitzel Financial Services, Inc.

Notes to Financial Statements

NOTE 1. Principal Activity and Significant Accounting Policies

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc. operates in the northeastern Iowa, southwestern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Intangible Assets

Intangible assets are carried at cost. Amortization is computed using the straight-line method over a period of 15 years.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are uncollateralized obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Advertising

The Company expenses all advertising costs as incurred. Total costs expensed during the year ended October 31, 2009, were $2,273.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Recent Pronouncement

In July 2006, Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN No. 48) was issued. Subsequent to its original issuance, the effective date of its implementation for nonpublic enterprises has been deferred, and is currently deferred for nonpublic entities until years beginning after December 15, 2008. The Company has elected to defer implementation of FIN No. 48, as allowable. The Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FIN No. 48.

NOTE 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of October 31, 2009, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net Capital Ratio	.18/1
Net Capital	$ 50,777
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3. Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4. Income Taxes

The net deferred tax asset consists of the following components as of October 31, 2009:

Deferred tax asset – equipment	$ 1,509
Deferred tax asset – net operating loss carry-forward	$ 4,415
	$ 5,924

The components giving rise to the net deferred tax asset described above have been included in the accompanying statement of financial condition as of October 31, 2009, as follows:

Noncurrent assets	$ 5,924

The benefit for income taxes for the year ended October 31, 2009, consists of the following:

Deferred tax benefit	$ (6,515)
Current tax benefit	(641)
	$ (7,156)

No allowance has been recorded for the deferred tax assets as it is management's position that the benefits will all be realized in the future.

NOTE 5. Operating Leases

The Company is committed to a 60-month lease for office space, effective October 1, 2007, through September 30, 2012. The future minimum rentals due are as follows:

Year Ending October 31,	
2010	$ 26,726
2011	27,661
2012	28,629
	$ 83,016

Total rent expense for the year ended October 31, 2009, was $19,488.

The Company is committed to a 36-month lease for a copier effective April 24, 2009, through April 24, 2012. Monthly payments for this lease are $103. The future minimum payments due are as follows:

Year Ending October 31,	
2010	$ 1,236
2011	1,236
2012	515
	$ 2,987

Total lease expense for the year ended October 31, 2009, was $700.

NOTE 6. Pension Plan

The Company may contribute up to 25% of eligible wages under a simplified employee pension plan to the individual retirement accounts of its eligible employees. The employee must be 21 years of age, be employed three of the last five calendar years, and earn at least $400 annually (subject to inflation). There were no contributions made for the year ended October 31, 2009.

NOTE 7. Intangible Asset

The Company has recorded an intangible asset for a client list purchased from a former broker.

Cost of Client List	$ 17,000
Less: Accumulated Amortization	(8,311)
Unamortized Cost at October 31, 2009	$ 8,689

Amortization expense for the year ended October 31, 2009, was $1,133.

Amortization expense for succeeding years is as follows:

Year Ending October 31,	
2010	$ 1,133
2011	1,133
2012	1,133
2013	1,133
2014	1,133
Thereafter	3,024
	$ 8,689

NOTE 8. Subsequent Events

The Company has evaluated subsequent events through December 17, 2009, the date which the financial statements were available to be issued.

Supplementary Information

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying financial statements of **Weitzel Financial Services, Inc.**, as of and for the year ended October 31, 2009, and have issued our report thereon dated December 17, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
December 17, 2009

www.eidebailly.com
3999 Pennsylvania Ave., Ste. 100 ▮ Dubuque, IA 52002-2273 ▮ Phone 563.556.1790 ▮ Fax 563.557.7842 ▮ EOE

Weitzel Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
October 31, 2009

NET CAPITAL

Total Stockholders' Equity from the Statement of Financial Condition	$	93,093
Deductions		
Equipment		(34,231)
Commission Receivables		(2,161)
Deferred Taxes		(5,924)
Net Capital before Haircuts		50,777
Haircuts on Marketable Securities		-----
Net Capital	$	50,777

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required – Higher of 6 2/3% times Aggregate Indebtedness or $5,000	$	5,000

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Included in the Statement of Financial Condition	$	9,568
Ratio of Aggregate Indebtedness to Net Capital		.18/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Part IIA of For X-17A-5, as originally filed	$	52,286
Adjustment for Deferred Taxes		(1,509)
Net Capital as adjusted	$	50,777

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **Weitzel Financial Services, Inc.**, (the Company) for the year ended October 31, 2009, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com
3999 Pennsylvania Ave., Ste. 100 ▮ Dubuque, IA 52002-2273 ▮ Phone 563.556.1790 ▮ Fax 563.557.7842 ▮ EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
December 17, 2009